SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OFTHE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 20, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 20, 2006, announcing that Legrand is implementing CATIA 5 to give it a competitive advantage in the electrical market.

Legrand Drives Innovation
on Multi-site International Projects
with Dassault Systèmes’ Solutions

Leading installations specialist chose CATIA V5 to give it a competitive advantage in the electrical market

Paris, France, June 20, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that Legrand, a specialist in electrical installations and data networks for residential, commercial and industrial buildings, is implementing its solutions at more than 60 sites, to drive innovation and manage data effectively.

“There is a market frenzy to launch new or updated product ranges more and more frequently, and enormous competition, especially from Asia, so we need new designs and innovative functions to lead the market,” says Daniel Fargeaud, General Manager, New Product Marketing and Development, Wiring Devices Division. “To drive this innovation we needed to shorten development times from three years to 18 months, and rationalize the systems of data exchange between the many design offices we had acquired around the world. We have facilitated their collaboration on joint projects through CATIA V5.”

“Legrand benchmarked the leading solutions on the market and CATIA V5 was the unanimous winner. Now even die-hard supporters of some of the previous systems at Legrand’s subsidiaries can see the advantages of having one company-wide system,” notes Pierre Moreau, general manager PLM South Europe, Dassault Systèmes. “CATIA V5 enables Legrand to verify its new product designs faster in 3D, and its realistic 3D rendering capabilities mean they can educate the sales force before the product actually exists.”

Legrand’s managers today describe the company as ‘an international group of SMBs’ due to over 100 acquisitions of companies around the world, all now grouped in the Legrand portfolio of 20 brands. This dynamic growth, including several recent mergers in Asia, resulted in a clear need for a reliable and fast solution for design and data management for the product catalogue of more than 130,000 items and millions of components. Legrand relies on ENOVIA MatrixOne, a new member of the Dassault Systèmes’ family since its recent acquisition, for its data management systems.

CATIA V5 answers Legrand’s needs for all its core design processes, including mold tooling and sheet metal design. CATIA’s openness with third party applications is also an advantage. Legrand works with the CAA V5 product Q-Checker from Transcat, a diagnostic tool used by the IT support team to validate CAD models.

The collaborative engineering approach enabled by CATIA V5–where a product may be designed in one country, developed in another, and manufactured in a third–has enabled Legrand to use its design resources to the maximum. With a great variety of new highly technical projects in view, this collaboration is proving invaluable for sharing knowledge and reducing time-to-market in product development.

Legrand is supported in after-sales service by Dassault Systèmes France.

###

About Legrand
Legrand (www.legrandelectric.com) is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €3.2 billion, it employs about 31,000 people and its catalogues list more than 130,000 products. At Legrand, innovation drives growth: with nearly 5% of sales invested in R&D every year, the group brings out a steady stream of new, high added-value products.

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Legrand press contact:	Dassault Systemes Press Contacts:
Edith Dumas	Anthony Maréchal
05 55 06 89 24	01 55 49 84 21
edith.dumas@legrand.fr	anthony marechal@ds-fr.com
Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com
Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com
Financial Dynamics
Nelly Dimey : +33 1 47 03 68 19
Pierre Mas : +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 20, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration